Filed pursuant to Rule 424(b)(3)
File No. 333-132399

PHOENIX FOUNDATIONS® EQUITY INDEX ANNUITY
Issued by:
PHL Variable Insurance Company (“PHL Variable”)
(a wholly owned subsidiary of Phoenix Life Insurance Company)
PROSPECTUS	April 30, 2012
PHL Variable is offering the Phoenix Foundations® Equity Index Annuity, a group and individual single premium deferred equity indexed annuity contract (“contract”). The contract is an “annuity contract” because it will provide a stream of periodic income payments commonly known as an “annuity.” It is a “deferred” annuity contract because annuity payments are deferred during the first phase of the contract, called the “accumulation period,” during which you may invest in the investment options available under the contract. The “annuity period” of the contract begins when your annuity payments start. It is an “equity indexed” contract because you may invest in available “indexed accounts” that earn index credits linked to the performance of an index based on specified equity-based indexes. (Currently, the S&P 500 Index is the index to which the Indexed Accounts are linked. There is also a Fixed Account currently available under the contract that guarantees a fixed minimum rate of interest on your investment.) This Prospectus provides important information that a prospective investor should know before investing. Please retain this Prospectus for future reference.
Contracts are available through 1851 Securities, Inc. (“1851 Securities”), the principal underwriter for the contracts.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
1851 Securities is not required to sell any specific number or dollar amount of securities but will use its best efforts to sell the securities offered.

Your investment in the contract is subject to possible loss of principal and earnings, since a surrender charge and market value adjustment may apply to withdrawals or upon surrender of the contract. PHL Variable does not guarantee that the contract will have the same or similar indexed accounts or the Fixed Account for the period you own the contract. We may add and delete indexed accounts which may result in your investment in the contract earning no return even if the index associated with the indexed account increases in value. We guarantee that the contract will have at least one indexed account. You should carefully consider whether or not this contract is an appropriate investment for you as compared to other investments that may offer comparable returns with a guarantee of principal and earnings and/or without the imposition of a surrender charge or a market value adjustment. Please see the “Risk Factors” section on page 5.

Purchasing an annuity within a qualified plan or Individual Retirement Account (“IRA”) does not provide any additional tax benefit. Annuities should not be sold in qualified plans or IRAs because of the tax-deferral feature alone, but rather when other benefits, such as lifetime income payments and death benefit protection support the recommendation.
It may not be in your best interest to purchase a contract to replace an existing annuity contract or life insurance policy. You must understand the basic features of the proposed contract and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any tax liability. The contract may not be available in all states. An investment in this annuity contract is not
•	a bank deposit or obligation; or
•	guaranteed by any bank or by the Federal Insurance Deposit Corporation or any other government agency.
If you have any questions, please contact:
PHL Variable Insurance Company PO Box 8027 Boston, MA 02266-8027
Tel. 800/541-0171

Glossary

The following is a list of terms and their meanings when used throughout this Prospectus. We have bolded and italicized the first occurrence for each term used after this glossary.
Account: Indexed or fixed account.
Account Value: The value available in each account for annuitization or surrender before the application of any surrender charge or market value adjustment.
Annuitant(s)/Joint Annuitant: The person(s) on whose life the annuity benefit depends. There may be one or more annuitants. One is the primary annuitant and the other is considered the joint annuitant.
Beneficiary: The person who receives the death benefits. If there is no surviving beneficiary, the owner will be the beneficiary. If the owner is not living, the estate of the owner will be the beneficiary.
Contract Anniversary: The same month and date as the contract date in the years following the contract date. If the date does not exist in a month, the last day of the month will be used.
Contract Date: The date on which the contract is issued.
Contract Value: Sum of the account value of each of the accounts.
Contract Year: The 12-month period beginning on the contract date and each 12-month period thereafter.
Fixed Account: Interest is credited daily on the account value allocated to this account at rates that are declared annually.
Free Withdrawal Amount: You may withdraw up to 10% of the contract value in a contract year without a market value adjustment or surrender charge.
Index: The measure used to determine the index credit for an indexed account.
Index Value: The published value of the index, excluding any dividends paid by the companies that comprise the index.
Indexed Account: Each indexed account earns an index credit linked to the performance of an index.
Market Value Adjustment: A calculated amount that is applied to amounts withdrawn or surrendered before the end of the surrender charge period. It may be positive or negative.
Maturity Date: The date on which annuity payments begin.
Owner (owner, owners, you, your): Usually the person, persons or entity to whom we issue the contract.
PHL Variable (our, us, we, company): PHL Variable Insurance Company.

PNX: The Phoenix Companies, Inc. PHL Variable is a wholly owned subsidiary of Phoenix Life Insurance Company which is wholly owned by PNX.

Separate Account: PHL Variable Separate Account MVA1.
Spouse: Federal law defines “spouse” under the Defense of Marriage Act (DOMA), as a man or a woman legally joined. Neither individuals married under State or foreign laws that permit a marriage between two men or two women nor individuals participating in a civil union or other like status are spouses for any federal purposes, including provisions of the Internal Revenue Code relevant to this Contract. This definition may be modified to the extent that there is a change in Federal law to the definition of spouse. In addition, certain state laws have different definitions which apply to provisions of the contract which are not impacted by Federal law.
Surrender Value: The contract value adjusted by any market value adjustment and less any applicable surrender and tax charges.
Required Minimum Distribution (RMD): The annual distribution that must be taken from an IRA/qualified plan during the life of the Owner. The Required Minimum Distribution will be computed based on Internal Revenue Code requirements (including Internal Revenue Service guidance) and incorporates the actuarial value of all benefits under the contract. There is no lifetime RMD from a Roth IRA.
Written Request (in writing, written notice): Is a request signed by you and received in a form satisfactory to us.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means that incorporated documents are considered part of this prospectus. We can disclose important information to you by referring you to those documents. The information incorporated by reference is considered a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2011 (File Number 333-20277) and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus but before the end of any offering made under this prospectus (excluding current reports or portions thereof which are furnished to but are not filed with the SEC under Items 2.02, 7.01 or 8.01 of Form 8-K, unless such current reports or portions thereof specifically reference their contents as being filed).

Upon request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. You may request a copy of any documents incorporated by reference in this prospectus and any accompanying prospectus supplement (including any exhibits that are specifically incorporated by reference in them), at no cost, by writing to PHL Variable at: Investor Relations, One American Row, P.O. Box 5056, Hartford, CT 06102-5056, or telephoning PHL Variable at 860-403-7100. You may also access the incorporated documents at the following web pages: https://www.phoenixwm.phl.com/public/products/regulatory/index.jsp and the “Investor Relations” page of PNX’s website at www.phoenixwm.com.
Where You Can Find More Information

We have electronically filed a registration statement on Form S-3 with the SEC with respect to the Phoenix Foundations. This prospectus is a part of such registration statement, Also, PHL Variable electronically files its Annual Report on Form 10-K, as well as its Quarterly Reports on Form 10-Q, with the SEC. PNX electronically files its proxy statement and Current Reports on Form 8-K with the SEC. The SEC maintains a website that contains reports, information statements, and other information regarding issuers that file electronically with the SEC; the address of the website is http://www.sec.gov. The public may also read and copy any material we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

S&P 500® Index

The contract is not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the contract or any member of the public regarding the advisability of investing in securities generally or in the contract particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to the company is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the company or the contract. S&P has no obligation to take the needs of the company or the owners of the contract into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the contract or the timing of the issuance or sale of the contract or in the determination or calculation of the equation by which the contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the contract. S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE CONTRACT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
Contract Snapshot

The following is a snapshot of the contract. Please read the rest of this Prospectus for more information.
This prospectus contains information about the material rights and features of the contract that you should understand before investing. In certain states, this contract may be issued through a group trust, in which case you will receive a certificate in lieu of a contract. The use of the term “contract” in this Prospectus refers to either the contract or certificate that you will be issued.
FEATURES
❖	Single premium payment.
❖	Minimum premium payment of $25,000 for non-qualified, qualified plans, and IRA contracts.
❖	Maximum premium payment of $1,000,000 without our approval.
❖	One fixed account and three indexed accounts are available for investing. The fixed account is not available in Alabama, Florida and Nevada.
❖	Free Withdrawal Amount – during the surrender charge period, 10% of contract value each year free of any surrender charge and market value adjustments. Withdrawals in the amount of the “Required Minimum Distribution” (“RMD”), as defined in the Internal Revenue Code may also be made without a surrender charge.
❖	Market Value Adjustment – applied to any withdrawal, including those taken to meet RMDs or full surrender before the end of the surrender charge period, excluding the free withdrawal amount. (See “Federal Income Taxes,” below.)

❖	Surrender Charges – applied when you surrender your contract or request a withdrawal before the end of the surrender charge period specified in your surrender charge schedule, excluding the free withdrawal amount. You have the option of a 7-year or 5-year surrender charge schedule, and each has a different schedule of fees that will be levied upon surrender. If you elect the 5-year surrender charge schedule, you may receive a lower interest rate or index credit than under the 7-year surrender charge schedule.
❖	State and Local Taxes – taken from the contract value upon premium payments, withdrawals, surrenders or commencement of annuity payments. Please see the “State and Local Tax” section of this prospectus for more information.
❖	Death Benefit – payable upon owner’s death. The Death Benefit equals the contract value at the time of death. Market value adjustments and surrender charges are waived. The portion of the death benefit that exceeds the premium payable is subject to Federal income tax. See “Federal Income Tax Consideration” for more information.
❖	You have the right to review and return the contract. If for any reason you are not satisfied, you may return it within ten (10) days (or later, if applicable state law requires) after you receive it and cancel the contract. Please see the “Free Look Period” section of this prospectus for more information.
RISK FACTORS

❖	Investment Risk – Principal and interest when credited are guaranteed by the company unless you make a withdrawal from or surrender the contract, which may be subject to a surrender charge and MVA. As the indexed accounts do not offer any minimum guaranteed index credit, you are assuming the risk that an investment in the indexed accounts could potentially offer no return. In addition, amounts withdrawn from an indexed account prior to the end of a contract year will not receive the index credit for that year.
❖	Loss of Principal Risk – Withdrawals and surrenders from the contract in excess of the free withdrawal amount, prior to the end of the surrender charge period, are subject to a surrender charge and market value adjustment (“MVA”). A negative MVA is limited to the contract’s interest or index credit earnings, therefore, the application of a negative MVA alone will not result in loss of principal. However, the combination of the surrender charge and MVA may result in loss of principal.
❖	Risk That Accounts May Be Eliminated – The contract currently provides four accounts to which you may allocate your premium payment or contract value—three Indexed Accounts and one Fixed Account, as described in this prospectus. You should be aware that the contract permits us to eliminate any account as described below:
•	We may add and delete indexed accounts which may result in your investment in the contract earning no return even if the index associated with the indexed account increases in value. We guarantee that the contract will have at least one indexed account.
•	We reserve the right to eliminate any indexed account in our sole discretion upon thirty days written notice. We will only eliminate an indexed account at a contract anniversary, and you will earn the index credit for the indexed account for the prior contract year.
•	We reserve the right to eliminate the Fixed Account in our sole discretion upon thirty days notice and not add a new fixed account. We will only delete the Fixed Account on a contract anniversary, and you will earn the interest credited through the end of the prior contract year.
Our ability to eliminate accounts at any time may adversely impact your contract value for the following reason. There are guarantees applicable to each of the three Indexed Accounts currently offered that provide a minimum participation in the increase in value of the S&P 500 Index, if any, with respect to your contract value allocated to the account. These guarantees are described in this prospectus. See “Indexed Account A”, “Indexed Account B”, “Indexed Account C”. Similarly, there is a 1.5% minimum guaranteed interest rate applicable to the Fixed Account. The contract does not permit us to reduce or eliminate the guarantees applicable to any of these accounts as long as we continue to offer the accounts. However, we are permitted in our sole discretion to eliminate any account in the future. If we eliminate an account, you may reallocate any contract value that was invested in the account to another account available at that time. (Contract value may not remain in an account that has been eliminated.) If one or more of the accounts described in this prospectus is available at the time, you may reallocate your contract value to any of these accounts and the guarantees described in this prospectus will apply. However, the account or accounts currently available at the time you may reallocate your account value may not be described in this prospectus and may not provide any guarantees. Additionally, while the contract permits us to add new accounts, we are not required to do so. If we do add new accounts, the accounts may provide no guarantees, or guarantees that provide less protection than the guarantees applicable to the three Indexed Accounts or the Fixed Account currently available under the contract. For example, if we added an indexed account, the new indexed account may not have any guarantees, may be tied to an index other than the index in your current indexed account, may have a different formula for determining the index credit, and may be set up in a different manner to measure the index credit, among other differences. Accordingly, we may add and delete indexed accounts which may result in your investment in the contract earning no return even if the index associated with the indexed account increases in value. We guarantee that the contract will have at least one indexed account.
Risk That We May Substitute an Index. You should be aware that even if we do not eliminate a particular indexed account, we may change the index used to measure the index credit applicable to such account upon thirty days written notice, which index we in our sole discretion deem to be appropriate. The new index would provide different performance than the old index. We are permitted to change an index only if the index for a particular indexed account is discontinued, our agreement with the sponsor of the index is terminated, or the index calculation is substantially changed. However, you should be aware that we may unilaterally terminate our agreement with the sponsor of an index without cause. Further, we may consider an index to have substantially changed if the fixed number of constituents materially changes in the index or the criteria for eligibility in the index with respect to size, liquidity, profitability and sector and/or market representation materially changed for the index. You will earn the index credit for the contract linked to the last published value of the replaced index before its replacement if we replace an index before a contract anniversary date. If an index is changed during a contract year, you will not participate in an increase in the value of either the old or new index for the remainder of the contract year. If we change the index, it will not affect the minimum guarantees, if any, in the indexed account. If you do not wish to remain in the indexed account with the replacement index, you have the option to allocate your contract value to the remaining accounts available under the contract. There may be only one remaining indexed account, and no fixed account, to which to allocate contract value.
In either of the situations described above involving the elimination of an account or the change in an indexed account’s index, if you do not wish to allocate your contract value to one or more remaining accounts available under the contract and accordingly wish to withdraw your contract value from the account or surrender the contract, you may be subject to a surrender charge and market value adjustment, which may result in a loss of principal and earnings.
IF WE ELIMINATE ANY TWO OF THE THREE INDEXED ACCOUNTS DESCRIBED IN THIS PROSPECTUS, YOU MAY SURRENDER YOUR CONTRACT WITHOUT THE IMPOSITION OF A SURRENDER CHARGE AND/OR A NEGATIVE MARKET VALUE ADJUSTMENT WITHIN 45 DAYS OF THE DATE WE MAIL THE NOTICE TO YOU OF THE ELIMINATION OF THE SECOND INDEXED ACCOUNT DESCRIBED IN THIS PROSPECTUS.
❖	Liquidity Risk – This product is designed for long-term investment and should be held for the length of the surrender charge period or longer. Some liquidity is provided through the free withdrawal provision. However, if you withdraw more than the free withdrawal amount, a surrender charge and MVA will be applied, which may result in the loss of principal and earnings.
❖	Reduced Required Minimum Distributions (“RMD”) Risk – Any withdrawal prior to the end of the surrender charge schedule elected, including those taken to meet RMD requirements under the provisions of the Internal Revenue Code of 1986 (“Code”), will be subject to a Market Value Adjustment. If a negative Market Value Adjustment, although limited to the interest or index credit earnings proportionately attributable to the withdrawal, is applied to an RMD, the amount you receive will be reduced.
The Accumulation Period

The contract can help you save for retirement or other long-term purposes during the accumulation period. The accumulation period begins on the contract date and continues until you begin to receive annuity payments. The contract is available in connection with certain retirement plans that qualify for special federal income tax treatments (“qualified plans” or “IRAs”), as well as those that do not qualify for such treatment (“non-qualified plans”). Purchase of this contract through a qualified plan or IRA does not provide any additional tax deferral benefits beyond those provided by the contract. Accordingly, if you are purchasing this contract through a qualified plan, you should consider this contract for its annuity option benefits.
Contract Value
Your contract value at any time during the accumulation period is equal to the sum of the account value of the Fixed Account and Indexed Accounts.
Premium
The amount applied to this contract will be the single premium received minus a deduction for any applicable state and local tax. No benefit associated with any single premium will be provided until it is actually received by us.
Generally, we require a minimum single premium payment of:
❖	Nonqualified plans – $25,000
❖	IRA/Qualified plans – $25,000
A contract may not be purchased for a proposed owner who is 86 years of age or older. A premium payment in excess of $1,000,000 requires our prior approval. We reserve the right to reject any application or waive this limitation, at our sole discretion.
Your premium payment becomes part of the Separate Account, which supports our insurance and annuity obligations. For more information, see “PHL Variable and the Separate Account.”
Fixed Account and Indexed Accounts
Currently, one Fixed Account and three Indexed Accounts are available for investing. The Fixed Account is not available in Alabama, Florida, Massachusetts, Nevada, and Oregon. The Fixed Account earns interest daily, and the rate is declared annually and guaranteed for one year. Each of the Indexed Accounts earns index credits that are linked to the performance of the S&P 500® Index, and the index credits will never be less than 0%. For more information, please see the “Fixed Account and Interest Rates” and the “Indexed Accounts and Index Credit” sections of this Prospectus.

Premium Allocation
Your premium payment will be applied within two business days after its receipt at our Annuity Operations Division if the application or order form is complete. If we do not receive all of the necessary application information, we will hold your premium payment while we attempt to complete the application. If the application is not completed within five business days, we will inform you of the reason for the delay and return your premium payment, unless you specifically consent to our holding it until the application is complete. Once we have all of your necessary application information, we will apply your premium payment as requested and issue your contract. Please note that prior to the completion of your application or order form, we will hold the premium in a suspense account, which is a non-interest-bearing account.
Reallocation of Contract Value
During the 30 days before each contract anniversary, you may reallocate your contract value among the available accounts. You may make your reallocation request in writing, or by telephone. Written requests must be received in a form satisfactory to us at our Annuity Operations Division. The company and 1851 Securities, our national distributor, will use reasonable procedures to confirm that telephone reallocation requests are genuine. We require verification of account information and may record telephone instructions on tape. The company and 1851 Securities may be liable for following unauthorized instructions if we fail to follow our established security procedures. However, you will bear the risk of a loss resulting from instructions entered by an unauthorized third party that the company and 1851 Securities reasonably believe to be genuine. We must receive the request prior to the contract anniversary. Your request will be effective as of the contract anniversary, after index crediting for the past year. There is no charge for contract value reallocation.
Contract Features

Death Benefit
❖	Before Maturity Date
A death benefit is payable as described below when any owner (or primary annuitant when the contract is owned by a non-natural person) dies.
•	Death of an Owner
If the owner dies before the maturity date, the death benefit will be paid to the beneficiary.
•	Death of an Owner – Multiple Owners
If there is more than one owner, a death benefit is payable upon the first owner to die. The death benefit is paid to the surviving owner(s) as the designated beneficiary(s).
•	Death of an Annuitant who is not the Owner
If the owner and the annuitant are not the same individual and the annuitant dies prior to the maturity date, the owner becomes the annuitant, unless the owner appoints a new annuitant. If a joint annuitant dies prior to the maturity date, the owner may appoint a new joint annuitant; however, there may be tax consequences. The death of the annuitant or joint annuitant will not cause the death benefit to be paid unless the contract is owned by a non-natural person.
•	Spousal Beneficiary Contract Continuance
If the spouse of a deceased owner, as designated beneficiary, is entitled to receive all or some portion of the death benefit amount, the spouse may elect to continue the contract as the new owner. See “Spousal Definition” for further discussion of spousal qualifications. This election is only allowed prior to the maturity date and can be elected only one time. When the spouse elects to continue the contract, the death benefit amount that the spouse is entitled to receive will become the new contract value for the continued contract.
•	Ownership of the Contract by a Non-Natural Person
If the owner is not an individual, upon the death of the primary annuitant, the death benefit will be paid to the owner. There are distinct Federal Income Tax ramifications of ownership by a Non-Natural Person. See “Federal Income Tax” section for further details.
The death benefit amount equals the contract value as of the date of death. No market value adjustment, surrender charge or index credit for the year in which the death occurred will be included in the death benefit calculation. The death benefits provided under this contract will not be less than the minimum benefits required by the state where the contract is delivered.
Payment of the Death Benefit:
There are a number of options for payment of the death benefit, including lump sum, systematic withdrawals and annuity. If the death benefit amount to be paid is less than $2,000, it will be paid in a single lump sum (see “Annuity Options”). Depending upon state law, the death benefit payment to the beneficiary may be subject to state inheritance or estate taxes and we may be required to pay such taxes prior to distribution. There are specific Code requirements regarding payment of the death benefits, see “Federal Income Taxes—Distribution at Death.” At all times, the death benefit under this contract will be paid as required by section 72(s) or 401(a) of the Internal Revenue Code, as applicable. A recipient should consult a legal or tax adviser in selecting among the death benefit payment options.
Retained Asset Account
Death benefit proceeds will be payable in a single lump sum. At the time of payment you may elect to have the full death benefit amount sent to you or to have the proceeds applied to a retained asset account, the Phoenix Concierge Account (“PCA”), an interest bearing draft account with check writing privileges. Unless otherwise provided for under state law, if you do not elect a single lump sum, the proceeds of the death benefit payable to an individual, trust or estate will be applied to the PCA. The PCA is generally not offered to corporations or similar entities. You may opt out of the PCA at any time by writing a check from the PCA for the full amount of your balance or by calling our Annuity Service Center. A supplementary contract may be issued when death benefit proceeds are paid through the PCA.
The PCA is part of our general account. It is not a checking or bank account and is not insured by the Federal Deposit Insurance Corporation (“FDIC”), National Credit Union Share Insurance Fund (“NCUSIF”), or any other state or federal agency which insures deposits. No additional amounts aside from the death benefit may be deposited into the PCA. As part of our general account, it is subject to the claims of our creditors. We may receive a financial benefit from earnings on amounts left in the PCA. The guarantee of principal is based on the claims-paying ability of the company and principal is covered by the state guarantee association. Interest paid on amounts in the PCA is taxable as ordinary income in the year such interest is credited. Please consult a tax advisor.
❖	After Maturity Date
If an owner dies on or after the maturity date, any remaining annuity payments will be paid according to the annuity payment option in effect on the date of death. If there is a surviving owner, the payments will be paid to the surviving owner. If there is no surviving owner, the payments will be paid to the beneficiary. Payments may not be deferred or otherwise extended.
If the annuitant and/or joint annuitant dies, any remaining period certain annuity payments will be paid according to the annuity payment option in effect on the date of death. If the annuitant and/or joint annuitant are survived by any owner(s), the payments will be paid to the owner(s). If not, the payments will be paid to the beneficiary. Payments may not be deferred or otherwise extended.
Fixed Account and Interest Rates
The Fixed Account earns interest daily. The fixed interest rate is declared annually and is guaranteed for one year. While the company has no specific formula for determining the fixed interest rate, we may consider various factors, including, but not limited to the yields available on the instruments in which we intend to invest the proceeds from the contract, regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors. There is a 1.5% minimum guaranteed interest rate. Subsequent interest rates may be higher or lower than the initial fixed interest rate and are determined in our sole discretion. If you withdraw a portion of your contract value or surrender the contract, the market value adjustment, as described below, may result in a loss of the credited interest in the Fixed Account. The Fixed Account is not available in Alabama, Florida and Nevada.
If we delete the Fixed Account, you will have the option to invest in indexed accounts only. There may be only one remaining indexed account into which to invest. We reserve the right to delete the Fixed Account at the contract anniversary in our sole discretion and not add a new fixed account.
On the contract date, the account value of the Fixed Account is equal to the portion of the premium allocated to the fixed account. Thereafter, the account value for the Fixed Account equals:
1.	the initial allocation and any reallocation to the Fixed Account; plus
2.	interest credited; less
3.	any reallocation of contract value from the Fixed Account; less
4.	withdrawals (including applicable market value adjustments, surrender charges and tax deductions).
Indexed Accounts and Index Credit
Currently, there are three different Indexed Accounts. On the contract date, the account value for an Indexed Account equals the portion of the premium allocated to the indexed account as of the contract date.
On each contract anniversary, the account value equals:
1.	the account value immediately preceding the contract anniversary, multiplied by the resulting value of (1 + the applicable index credit); less
2.	reallocation, if any, from the indexed account; plus
3.	reallocation, if any, to the indexed account; less
4.	withdrawals (including applicable market value adjustments, surrender charges and tax deductions).

Index credit is based on account value before reallocation. Reallocations are effective after the index crediting on each contract anniversary.
On any other date, the account value for an indexed account equals:
1.	the account value for the indexed account on the preceding contract anniversary; less

2.	any withdrawals (including applicable market value adjustments, surrender charges and state and local tax deductions) from the Indexed Account since the preceding contract anniversary. Please see the “State and Local Tax” section on page 13 for more information about tax deductions.

For the first contract year, the contract date is considered the preceding contract anniversary.
Each of the Indexed Accounts earns index credits that are linked to the performance of the S&P 500® Index. The performance or index value of the S&P 500® Index is its published value, excluding any dividends paid by the companies that comprise the index. The index credit is calculated annually on each contract anniversary and is credited immediately. The index credit will never be less than the guaranteed minimum index credit. The guaranteed minimum index credit is 0% and will never be less than 0%, even if we add new indexed accounts. Therefore, you are assuming the risk that an investment in an indexed account could potentially offer no return. The index credit is based on the performance of the index for the last contract year. Amounts withdrawn or surrendered effective on the contract anniversary will receive the index credit for the past contract year. Amounts withdrawn or surrendered prior to the end of a contract year will not receive the index credit for that contract year.
❖	Indexed Account A – Point-to-Point with Cap Indexed Account
This account earns an index credit on each contract anniversary that is based on the performance of the Index for the past contract year. The index credit is subject to a maximum crediting percentage (“index cap”). To determine the index credit as a percentage, we first calculate the index growth, which equals:
(index value on the contract anniversary ÷ index value on the preceding contract anniversary)—1 and then we convert the decimal to the equivalent percentage.
The index credit equals the lesser of the index growth and the applicable index cap, but will never be less than 0%.
The index cap is the maximum index credit percentage that can be applied to the account value in any given contract year. For the first contract year, the initial index cap as shown on the contract schedule page is used. On each subsequent contract anniversary, a new index cap will be declared and guaranteed for the following contract year. The subsequent index caps may be higher or lower than the initial index cap, but will not be lower than the guaranteed minimum index cap.
The guaranteed minimum index cap is 3%. Although it does not affect the guaranteed minimum index cap, your selection of the five or seven year surrender charge schedule may effect the index credit. See “Surrender Charges” section of this prospectus.
If the index cap is 3% and the performance of the index is between 0% and 3%, the indexed account will be credited with the index growth amount of 0% through 3%. If the performance of the index is above 3%, the indexed account will be credited with the index credit of 3%. The company at its sole discretion will make the determination whether to declare an index cap above the guaranteed minimum index cap of 3%. While the company has no specific formula for determining an index cap above the minimum index cap of 3%, we may consider various factors, including, but not limited to the yields available on the instruments in which we intend to invest the proceeds from the contract, the costs of hedging our investments to meet our contractual obligations, regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors. For example, if the company, in its sole discretion, declares an index cap of 8%, and the performance of the index is between 0% and 8%, the indexed account will be credited with the index growth amount of 0% through 8%. In this case, if the performance of the index is above 8%, the indexed account will be credited with the index credit of 8%. At any time, if the performance of the index is below 0%, the indexed account will be credited with an index credit of 0%. Therefore, you are assuming the risk that an investment in this indexed account would offer no return.
❖	Indexed Account B – Performance Trigger Indexed Account
This account earns an index credit on each contract anniversary that is based on the performance of the Index for the past contract year.
To determine the index credit as a percentage, we first calculate the index growth, which equals:
(index value on the contract anniversary ÷ index value on the preceding contract anniversary)—1 and then we convert the decimal to an equivalent percentage.
The index credit equals the triggered rate if the index growth is greater than zero. If the index growth is zero or less, the index credit will be 0%.

For the first contract year, the triggered rate as shown on the contract schedule page is used. On each subsequent contract anniversary, a new triggered rate will be declared and guaranteed for the following contract year. The subsequent triggered rates may be higher or lower than the initial triggered rate, but will not be lower than the guaranteed minimum triggered rate. The guaranteed minimum triggered rate is 2%. Although it does not affect the guaranteed minimum triggered rate, your selection of the five or seven year surrender charge schedule may effect the index credit. See “Surrender Charges” section of this prospectus.
If the triggered rate is 2% and the index growth is greater than 0%, the indexed account will be credited with the triggered rate of 2%. The company, at its sole discretion, will make the determination to declare a triggered rate above the guaranteed minimum triggered rate. While the company has no specific formula for determining a triggered rate above the guaranteed minimum triggered rate, we may consider various factors, including, but not limited to the yields available on the instruments in which we intend to invest the proceeds from the contract, the costs of hedging to meet our contractual obligations, regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors. For example, if the company, in its sole discretion, declares a triggered rate of 5%, and the performance of the index is above 0%, the indexed account will be credited with an index credit of 5%. At any time, if the performance of the index is below 0%, the indexed account will be credited with an index credit of 0%. Therefore, you are assuming the risk that an investment in this indexed account could potentially offer no return.
❖	Indexed Account C – Monthly Average with Spread Indexed Account
This account earns an index credit on each contract anniversary that is based on the performance of the Index for the past contract year.
To determine the index credit as a percentage, we first calculate the averaged index growth, which equals:
((the sum of the index values on each monthly processing dates during the contract year ÷ 12) ÷ index value on the preceding contract anniversary)—1 and then we convert the decimal to the equivalent percentage.
Monthly processing date is defined as the same date of each month for the twelve months following the contract date or subsequent contract anniversary. If the date does not exist in a month the last day in the month will be used.
The index credit equals the averaged index growth less the index spread, but will never be less than 0%.
The index spread is the amount subtracted from the averaged index growth when the index credit is calculated. For the first contract year, the initial index spread as shown on the contract schedule page is used. On each subsequent contract anniversary, a new index spread will be declared and guaranteed for the following contract year. The subsequent index spreads may be higher or lower than the initial index spread, but will not be higher than the guaranteed maximum index spread. The guaranteed maximum index spread is 9%. Although it does not affect the guaranteed maximum index spread, your selection of the five or seven year surrender charge schedule may effect the index credit. For more information, see Surrender Charges. The company, at its sole discretion, will make the final determination as to the index spread declared. While the company has no specific formula for determining an index spread below the guaranteed maximum index spread, we may consider various factors, such as the yields available on the instruments in which we intend to invest the proceeds from the contract, the costs of hedging to meet our contractual obligations, regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors. For example, if the average index growth is 9% and the company, in its sole discretion, declares an index spread of 5%, the indexed account will be credited with an index credit of 4%. If the average index growth is 9%, and the company, in its sole discretion, uses the guaranteed maximum index spread at 9%, the indexed account will be credited with 0%. Therefore, you are assuming the risk that an investment in this indexed account could potentially offer no return.
The contract currently provides four accounts to which you may allocate your premium payment or contract value—three Indexed Accounts and one Fixed Account, as discussed above. You should be aware that the contract permits us to eliminate any account as described below:
•	We may add and delete indexed accounts which may result in your investment in the contract earning no return even if the index associated with the indexed account increases in value. We guarantee that the contract will have at least one indexed account.
•	We reserve the right to eliminate any indexed account in our sole discretion upon thirty days written notice. We will only eliminate an indexed account at a contract anniversary, and you will earn the index credit for the indexed account for the prior contract year.
•	We reserve the right to eliminate the Fixed Account in our sole discretion upon thirty days notice and not add a new fixed account. We will only delete the Fixed Account on a contract anniversary, and you will earn the interest credited through the end of the prior contract year.
Our ability to eliminate accounts at any time may adversely impact your contract value for the following reason. There are guarantees applicable to each of the three Indexed Accounts currently offered that provide a minimum participation in the increase in value of the S&P 500 Index, if any, with respect to your contract value allocated to the account. These guarantees are described in this prospectus above. Similarly, there is a 1.5% minimum guaranteed interest rate applicable to the Fixed Account. The contract does not permit us to reduce or eliminate the guarantees applicable to any of these accounts as long as we continue to offer the accounts. However, we are permitted in our sole discretion to eliminate any account in the future. If we eliminate an account, you may reallocate any contract value that was invested in the account to another account available at that time (contract value may not remain in an account that has been eliminated). If one or more of the accounts described in this prospectus is available at the time, you may reallocate your contract value to any of these accounts and the guarantees described in this prospectus will apply. However, the account or accounts currently available at the time you may reallocate your account value may not be described in this prospectus and may not provide any guarantees. Additionally, while the contract permits us to add new accounts, we are not required to do so. If we do add new accounts, the accounts may provide no guarantees, or guarantees that provide less protection than the guarantees applicable to the three Indexed Accounts or the Fixed Account currently available under the contract. For example, if we added an indexed account, the new indexed account may not have any guarantees, may be tied to an index other than the index in your current indexed account, may have a different formula for determining the index credit, and may be set up in a different manner to measure the index credit, among other differences. Accordingly, we may add and delete indexed accounts which may result in your investment in the contract earning no return even if the index associated with the indexed account increases in value. We guarantee that the contract will have at least one indexed account.
You should be aware that even if we do not eliminate a particular indexed account, we may change the index used to measure the index credit applicable to such account upon thirty days written notice, which index we in our sole discretion deem to be appropriate. The new index would provide different performance than the old index. We are permitted to change an index only if the index for a particular indexed account is discontinued, our agreement with the sponsor of the index is terminated, or the index calculation is substantially changed. However, you should be aware that we may unilaterally terminate our agreement with the sponsor of an index without cause. Further, we may consider an index to have substantially changed if the fixed number of constituents materially changes in the index or the criteria for eligibility in the index with respect to size, liquidity, profitability and sector and/or market representation materially changed for the index. You will earn the index credit for the contract linked to the last published value of the replaced index before its replacement if we replace an index before a contract anniversary date. If an index is changed during a contract year, you will not participate in an increase in value of either the old or new index for the remainder of the contract year. If we change the index, it will not affect the minimum guarantees, if any, in the indexed accounts. If you do not wish to remain in the indexed account with the replacement index, you have the option to allocate your contract value to the remaining accounts available under the contract. There may be only one remaining indexed account, and no fixed account, to which to allocate contract value.
In either of the situations described above involving the elimination of an account or the change in an indexed account’s index, if you do not wish to allocate your contract value to one or more remaining accounts available under the contract and accordingly wish to withdraw your contract value from the account or surrender the contract, you may be subject to a surrender charge and market value adjustment, which may result in a loss of principal and earnings.
IF WE ELIMINATE ANY TWO OF THE THREE INDEXED ACCOUNTS DESCRIBED IN THIS PROSPECTUS, YOU MAY SURRENDER YOUR CONTRACT WITHOUT THE IMPOSITION OF A SURRENDER CHARGE AND/OR A NEGATIVE MARKET VALUE ADJUSTMENT WITHIN 45 DAYS OF THE DATE WE MAIL THE NOTICE TO YOU OF THE ELIMINATION OF THE SECOND INDEXED ACCOUNT DESCRIBED IN THIS PROSPECTUS.
Nursing Home Waiver
Prior to the maturity date, you may surrender all or a portion of the contract value, adjusted by any applicable market value adjustment, without a surrender charge, provided that:
❖	more than one year has elapsed since the contract date; and
❖	the withdrawal is requested within two years of the owner’s admission into a licensed nursing home facility; and
❖	the owner has been confined to the licensed nursing home facility (as defined below) for at least the preceding 120 days.
A licensed nursing home facility is defined as a state licensed hospital or state licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis. The owner must provide us with satisfactory evidence of confinement by written notice. There is no fee for this waiver. This waiver is subject to state approval.
Terminal Illness Waiver
Prior to the maturity date, you may surrender all or a portion of the contract value, adjusted by any applicable market value adjustment, without a surrender charge in the event of the owner’s terminal illness. Terminal Illness is defined as an illness or condition that is expected to result in the owner’s death within six months. The owner must provide us with a satisfactory written notice of terminal illness by a licensed physician, who is not the owner or a member of the owner’s family. We reserve the right to obtain a second medical opinion from a physician of our choosing at our expense. There is no fee for this waiver. This waiver is subject to state approval.
Withdrawals and Surrenders
You may request a withdrawal from or full surrender of the contract (“surrender”) from the contract value at any time prior to the maturity date. Requests must be made in writing and should include tax-withholding information.
You may withdraw up to 10% of the contract value in a contract year without a market value adjustment or surrender charge. This amount is referred to as the free withdrawal amount. During the first contract year, the free withdrawal amount will be determined based on the contract value at the time of the first withdrawal. In all subsequent years, the free withdrawal amount will be based on the contract value on the previous contract anniversary. Any unused percentages of the free withdrawal amount from prior years may not be carried forward to future contract years. Withdrawals in the amount of the “Required Minimum Distribution” (“RMD”), as defined in the Internal Revenue Code may also be made without a surrender charge.
Withdrawal or surrender amounts in excess of the free withdrawal amount before the end of the surrender charge schedule, including withdrawals taken to meet RMDs, will be subject to a market value adjustment that can result in a loss or gain, a surrender charge and tax deduction(s).
Withdrawals may be subject to income tax on any gains plus a 10% penalty tax if the policyholder is under age 59 ½. See “Federal Income Taxes.”
Charges

IF WE ELIMINATE ANY TWO OF THE THREE INDEXED ACCOUNTS DESCRIBED IN THIS PROSPECTUS, YOU MAY SURRENDER YOUR CONTRACT WITHOUT THE IMPOSITION OF A SURRENDER CHARGE AND/OR A NEGATIVE MARKET VALUE ADJUSTMENT WITHIN 45 DAYS OF THE DATE WE MAIL THE NOTICE TO YOU OF THE ELIMINATION OF THE SECOND INDEXED ACCOUNT DESCRIBED IN THIS PROSPECTUS.
Market Value Adjustment
A market value adjustment is applied to withdrawals, including those taken to meet RMDs, or surrenders prior to the end of the surrender charge schedule elected. The market value adjustment is intended to approximate, without exactly replicating, the gains or losses that may be incurred by the company when it liquidates assets in order to satisfy certain contractual obligations, such as withdrawals or surrenders. When liquidating assets, the company may realize either a gain or loss because of a change in interest rates from the time of initial investment. The market value adjustment may result in a gain or loss to your contract value and applies to both fixed and indexed accounts.
The market value adjustment equals the contract value withdrawn or surrendered in excess of the free withdrawal amount multiplied by the following:
where:
i -	is the Treasury Constant Maturity yield as published by the Federal Reserve on the business day prior to the contract date for the maturity matching the duration of the surrender charge period;
j -	is the Treasury Constant Maturity yield as published by the Federal Reserve on the business day prior to the date of withdrawal or surrender for the maturity matching the remaining years in the surrender charge period (fractional years rounded up to the next full year);
n -	is the number of complete months from the time of withdrawal or surrender to the end of the surrender charge period.
If a Treasury Constant Maturity yield for a particular maturity is not published, the yield will be interpolated between the yields for maturities that are published. If the Treasury Constant Maturity yields are no longer published, we will choose a suitable replacement, subject to any regulatory approvals and provide you with notice accordingly.
A positive market value adjustment will increase the amount withdrawn or surrendered. There is no limit on a positive market value adjustment. A negative market value adjustment will decrease the amount withdrawn or surrendered. A negative market value adjustment will not decrease the amount withdrawn or surrendered by more than the interest or index credit earnings proportionately attributable to the withdrawal or surrender amount.
The market value adjustment is waived on the free withdrawal amount, on death, and on annuitization if annuitization occurs after five contract years. The market value adjustment is not waived on the nursing home and terminal illness waivers.
Surrender Charges
In addition to the application of a market value adjustment, a surrender charge may apply to a withdrawal or surrender of the contract prior to the end of the surrender charge period specified in your surrender charge schedule. The amount of a surrender charge depends on the period of time your premium payment is held under the contract and which surrender charge schedule you elected (refer to the charts shown below). You must elect a surrender charge schedule at the time of initial purchase of the contract and you cannot change it later. In general, we invest in fixed income securities that correspond to the assumed duration of our contractual obligations under the contract. We assume that generally, (1) a contract with a 5-year surrender charge schedule will be surrendered before a contract with a 7-year surrender charge schedule and (2) a certain number of contracts will be surrendered around the time that the surrender charge schedule expired. Based on these assumptions, the company will invest in shorter term fixed income securities for contract value with respect to the 5-year surrender charge schedule, while it invests in longer term fixed income securities for contract value with respect to the 7-year surrender charge schedule. Fixed income securities of a longer duration tend to earn a higher rate of interest than those of a shorter duration. Therefore, if you elect the 5-year surrender charge schedule, we may credit a lower interest rate or index credit than if you elected the 7-year surrender charge schedule, where we may credit a higher interest rate or index credit. The difference is not fixed and will vary based on market conditions, which we cannot predict.
The surrender charge is designed to recover the expense of distributing contracts that are surrendered before distribution expenses have been recouped from revenue generated by these contracts. They are deferred charges because they are not deducted from the premium. Surrender charges are waived on the free withdrawal amount and on death benefits. Surrender charges will also be waived when you begin taking annuity payments provided your contract has been in effect for five years. For more information, see “Annuity Payment Options.”
Surrender charges are expressed as a percentage of the lesser of (1) and (2), where
(1) is the result of
(a) the gross amount withdrawn, less
(b) the 10% free withdrawal amount, adjusted by
(c) any applicable market value adjustment
(2) the premium payment less any prior withdrawals for which a surrender charge was paid.
Surrender charge schedules are as follows:
7-Year Surrender Charge Schedule
Percent	7%	7%	7%	6%	6%	5%	5%	0%
Complete Contract Years	0	1	2	3	4	5	6	7+
5-Year Surrender Charge Schedule
Percent	7%	7%	7%	6%	6%	0%
Complete Contract Years	0	1	2	3	4	5+
This contract allows you to choose between two distinct surrender charge schedules. You should consult with a qualified financial advisor before making your election.
Since there may be a higher interest rate or index credit for one surrender schedule over the other schedule, you should carefully discuss your individual financial situation with your registered representative before you make an election.
If you request a gross withdrawal of a specified amount, we will deduct the surrender charge from the amount requested. For a gross withdrawal, the surrender charge is calculated based on the gross amount. If you request a net withdrawal of a specified amount, we will deduct the surrender charge from the remaining contract value. For a net withdrawal, the surrender charge is calculated based on the net amount, plus the applicable surrender charge amount. The withdrawal amount, plus any applicable surrender charge for a net withdrawal, will be deducted from the affected fixed and indexed account on a pro rata basis.
Any distribution costs not paid for by the surrender charge will be paid by PHL Variable from the assets of the General Account.
State and Local Tax
State and local tax is considered any tax charged by a state or municipality on premium payments, whether or not it is characterized as premium tax or an excise tax. It is also other state or local taxes imposed or any other governmental fees that may be required based on the laws of the state or municipality of delivery, the owner’s state or municipality of residence on the contract date. Taxes on premium payments currently range from 0% to 3.5% and vary from state to state. We will pay any premium payment tax; any other state or local taxes imposed or other governmental fee due and will only reimburse ourselves upon the remittance to the applicable state. For a list of states and taxes, see “Appendix A.”
The Annuity Period

Annuity Payments
Annuity payments will begin on the contract’s maturity date if the owner is alive and the contract is still in force.
If the amount to be applied on the maturity date is less than $2,000, we may pay such amount in one lump sum in lieu of providing an annuity. If the initial monthly annuity payment under an annuity payment option would be less than $20, we may make a single sum payment equal to the total contract value on the date the initial annuity payment would be payable, or make periodic annuity payments quarterly, semiannually or annually in place of monthly annuity payments.

Your contract specifies a maturity date at the time of its issuance. However, you may subsequently elect a different maturity date. The maturity date may not be earlier than the fifth contract anniversary. The latest maturity date is the contract anniversary nearest the annuitant’s 95th birthday or ten years from the contract date, whichever is later. Generally, under qualified plans or IRAs, the maturity date must be such that distributions begin no later than April 1st of the calendar year following the later of: (a) the year in which the employee attains age 70 ½ or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity (“IRA”). A policyholder can defer the maturity date to the contract anniversary nearest the annuitant’s 95th birthday if we receive documentation concerning the policyholder’s satisfaction of Code Required Minimum Distributions. See “Federal Income Taxes”
The maturity date election must be made by written notice and must be received by us 30 days before the provisional maturity date. If you do not elect a maturity date, which is different from the provisional maturity date, the provisional maturity date becomes the maturity date.
Fixed Annuity Payment Options
This contract offers several Fixed Annuity Payment Options. A Fixed Annuity Payment Option provides a series of fixed payments at regular intervals over a specified period or the life of the annuitant. If you have not selected a Fixed Annuity Payment Option by the maturity date, the default annuity payment is based on Annuity Payment Option A—Life Annuity with 10-Year Period Certain and as long as the annuitant lives. Instead, you may, by sending a written request to our Annuity Operations Division on or before the maturity date of the contract, elect any of the other Annuity Payment Options. After the first annuity payment, you may not change the elected Annuity Payment Option.
The level of annuity payments payable under the following Annuity Payment Options is based upon the option selected. The amount of each annuity payment will be based on the contract value on the maturity date and the annuity purchase rates. In addition, factors such as the age at which annuity payments begin, the form of annuity, annuity payment rates, and the frequency of annuity payments will affect the level of annuity payments. The longer the duration and more frequent the payments, the lower the annuity payment amount. The contract is issued with guaranteed minimum annuity payment rates, however, if the current rate is higher, we’ll apply the higher rate.
The following are descriptions of the Annuity Payment Options currently available under a contract. These descriptions should allow you to understand the basic differences between the options; however, you should contact our Annuity Operations Division well in advance of the date you wish to elect an option to obtain estimates of annuity payments under each option.
❖	Option A – Life Annuity with Specified Period Certain
A fixed payout annuity payable monthly while the annuitant is living. If the annuitant dies before the specified period certain has passed, then payments will continue to be made to the surviving owner or the beneficiary for the remainder of the period certain. The period certain may be specified as 5, 10 or 20 years. The period certain must be specified at the time this option is elected.
❖	Option B – Non-Refund Life Annuity
A fixed payout annuity payable monthly while the annuitant is living. No monthly payment, death benefit or refund is payable after the death of the annuitant.
❖	Option C – Reserved
❖	Option D – Joint and Survivor Life Annuity
A fixed payout annuity payable monthly while either the annuitant or joint annuitant is living. You must designate the joint annuitant at the time you elect this option. The joint annuitant must be at least age 40 on the first payment calculation date.
❖	Option E – Installment Refund Life Annuity
A fixed payout annuity payable monthly while the annuitant is living. If the annuitant dies before the annuity payments made under this option total an amount that refunds the entire amount applied under this option, we will make a lump sum payment equal to the entire amount applied under this option less the sum of payments already made.
❖	Option F – Joint and Survivor Life Annuity with 10-Year Period Certain
A fixed payout annuity payable monthly while either the annuitant or joint annuitant is living. If the annuitant and the joint annuitant die before the 10-year period certain has passed, then payments will continue to be made to the surviving owner or the beneficiary for the remainder of the 10-year period certain. You must designate the joint annuitant at the time you elect this option. The joint annuitant must be at least age 40 on the first payment calculation date.
❖	Option G – Payments for a Specified Period
A fixed payout annuity payable monthly over a specified period. Payments continue whether the annuitant lives or dies. The specified period must be in whole numbers of years from 5 to 30, but cannot be greater than 100 minus the age of the annuitant. However, if the Beneficiary of any death benefits payable under this contract elects this Payment Option, the period selected by the beneficiary may not extend beyond the life expectancy of such beneficiary.

❖	Option H – Payments of a Specified Amount
Equal income installments of a specified amount are paid until the principal sum remaining under this option from the amount applied is less than the amount of the installment. When that happens, the principal sum remaining will be paid as a final payment. The amount specified must provide payments for a period of at least 5 years.
Calculation of Fixed Annuity Payments
The guaranteed annuity payment rates will be no less favorable than the following:
❖	under Annuity Payment Options A, B, D, E and F, rates are based on the 2000 Individual Annuity Mortality Table with a 10 year age setback, which results in lower payments than without the setback, and an interest rate of 2.5%.
❖	under Options G and H, the interest rate is 1.5%. The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities. It is possible that we may have more favorable (i.e., higher-paying) rates in effect on the maturity date.
Other Options and Rates
We may offer other annuity payment options or alternative versions of the options listed above. Other values and tables may be used for other payment options that we may make available.
Other Conditions
Federal income tax requirements also provide that participants in IRAs must begin required minimum distributions RMDs by April 1 of the year following the year in which they attain age 70 ½. Minimum distribution requirements do not apply to Roth IRAs. Distributions from qualified plans generally must begin by the later of actual retirement or April 1 of the year following the year participants attain age 70 ½. We will assist policyholders with compliance with RMD requirements.

Amounts up to the RMD may be withdrawn without a deduction for surrender charges, even if the minimum distribution exceeds the 10% allowable amount. See “Withdrawals and Surrenders” on page 11. Any amounts withdrawn during the surrender charge period that are in excess of both the RMD and the 10% free available amount will be subject to any applicable surrender charge.

Miscellaneous Provisions

Amendments to Contracts
Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes including changes required in order to maintain tax status as an IRA or qualified plan. Except for changes related to tax status, changes in the contract may need to be approved by contract owners and state insurance departments. A change in the contract which necessitates a corresponding change in the prospectus must be filed with the SEC.
Assignment

Owners of contracts issued in connection with non-qualified plans may assign their interest in the contract to a spouse or a grantor trust. A written notice of such assignment must be filed with our Annuity Operations Division before it will be honored. A pledge or assignment of a contract is treated as payment received on account of a partial surrender of a contract. See “Federal Income Tax” for more details.
Contracts issued in connection with tax qualified plans or IRAs may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person other than to us.

Free Look Period
We may mail the contract to you or we may deliver it to you in person. You may return a contract for any reason within ten days after you receive it and receive a refund of your premium payment less any withdrawals made as of the date of cancellation. However, if applicable state or federal law requires a return of premium payments less any withdrawals, we will return the greater of premium payments less any withdrawals or the Contract Value less any applicable surrender charges.
Community and Marital Property States
If the Contract Owner resides in a community property or marital property state and has not named his or her spouse as the sole beneficiary, the spouse may need to consent to the non-spouse beneficiary designation. The Contract Owner should consult with legal counsel regarding this designation. Should spousal consent be required, We will not be liable for any consequences resulting from the failure of the Contract Owner to obtain proper consent.

Misstatements
If the age or sex of the annuitant or joint annuitant has been misstated, any benefits payable will be adjusted to the amount that the contract value would have purchased based on the annuitant’s or joint annuitant’s correct age and sex. Overpayments and underpayments made by the company will be charged or credited, as applicable, against future payments to be made under the contract. Interest will be charged on overpayments and credited on underpayments as required by the laws of the state where this contract is delivered.
Ownership of the Contract
Ordinarily, the purchaser of a contract is both the owner and the annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the annuitant. More than one owner may own a contract as joint owner. Transfer of the ownership of a contract may involve federal income tax consequences, and a tax advisor should be consulted before any such transfer is attempted.
Payment Deferral
Payment of the contract value in a single sum upon a withdrawal or full surrender of the contract will ordinarily be made as soon as practicable after receipt of the written request by our Annuity Operations Division.
Termination
If the contract value becomes zero, the contract will immediately terminate unless determined otherwise by an effective rider, amendment or endorsement.
Federal Income Taxes

Introduction
The contracts are designed for use with retirement plans, including non-qualified plans and qualified plans or Individual Retirement Annuities (IRAs) under the provisions of the Code. The ultimate impact of federal income taxes on the amounts held under a contract, premiums paid for the contract, payments received under the contract and on the economic benefits to the policyholder, annuitant or beneficiary depends on our income tax status, on the type of retirement plan (if any) for which the contract is purchased, and upon the income tax and employment status of the individual concerned.
The following discussion is general in nature and is not intended as individual tax advice. The income tax rules are complicated and this discussion is intended only to make you aware of the issues. Each person should consult an independent tax or legal advisor. No attempt is made to consider any estate, gift or inheritance taxes or any applicable state, local or other tax laws. Because this discussion is based upon our understanding of the federal income tax laws as they are currently interpreted, we cannot guarantee the income tax status of any contract either currently or in the future. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the “IRS”). From time to time, there are regulatory or legislation proposals or changes that do or could impact the taxation of annuity contracts, IRAs and qualified plans; if enacted, these changes could be retroactive. In particular, please note that federal legislation has been proposed which would limit the options available to specified contract beneficiaries relative to after-death distributions. Should any such legislation be enacted, we would only offer the benefits permitted under federal law. We reserve the right to make changes to the contract to assure that it continues to qualify as an annuity, IRA and/or qualified plan for federal income tax purposes. For a discussion of federal income taxes as they relate to any underlying account investment options, please see the prospectuses for these investments.
Note on Terminology: The Code uses the term “policyholder”, in describing the owner of an Annuity. This section will follow the Code terminology in describing specific provisions of the Code.
Income Tax Status
We are taxed as a life insurance company under the Code. For federal income tax purposes, neither the Separate Account nor the Guaranteed Interest Account is a separate entity from Phoenix Life Insurance Company, PHL Variable Insurance Company or Phoenix Life and Annuity Company and neither account will be taxed separately under the “regulated investment company” provisions (Subchapter M) of the Code.
Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of the Separate Account and each Contract. No charge currently will be made to any contract or to the Separate Account for our federal income taxes which may be attributable to the Separate Account. We reserve the right to make a deduction for taxes with respect to such items in the future. If imposed, such charge would be equal to the federal income taxes attributable to the investment results of the Separate Account.

Taxation of Annuities in General—Nonqualified Plans
Code section 72 governs taxation of annuities. In general, a policyholder (Contract owner) is not taxed on increases in the value of an annuity contract until a distribution is made. However, in certain cases, the increase in value may be subject to tax currently. See “Contracts Owned by Non-Natural Persons,” “Owner Control” and “Diversification Standards” below.
The policyholder may elect one of the available death benefit guarantees under the contract. One or more of the options available may, in some cases, exceed the greater of the sum of premium payments or the Contract Value. The IRS may take the position with respect to these death benefit guarantees that they are not part of the annuity contract. In such a case, the charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from purchase payments for the contract would not be deductible. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit guarantee under this contract or any amendments, benefits or endorsements to the contract.
Surrenders or Withdrawals Prior to the Annuity Starting Date or Contract Maturity Date
Code section 72 provides that a withdrawal or surrender of the contract prior to the annuity starting date or contract Maturity Date will be treated as taxable income to the extent the amounts held under the contract exceeds the “investment in the contract.” The “investment in the contract” is that portion, if any, of contract purchase payments (premiums) that have not been excluded from the policyholder’s gross income (“after-tax monies”). The taxable portion is taxed as ordinary income in an amount equal to the value of the amount received in excess of the “investment in the contract” on account of a withdrawal or surrender of a contract. This taxable portion is referred to as “gain” or “contract gain”. For purposes of this rule, a pledge, loan or assignment of a contract is treated as a payment received on account of a withdrawal from a contract and the amount of the pledge, loan or assignment will be taxed as if received in cash by the policyholder.
Surrenders, Withdrawals, or Annuity Payments On or After the Annuity Starting Date or Contract Maturity Date
Upon receipt of a lump sum payment under the contract, the policyholder is taxed on the portion of the payment that exceeds the investment in the contract. Ordinarily, such taxable portion is taxed as ordinary income.
For amounts received as an annuity, which are amounts payable at regular intervals over a period of more than one full year from the date on which they are deemed to begin, the taxable portion of each payment is determined by using a formula known as the “exclusion ratio,” which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each fixed payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income. A variable contract may have annuity distribution options under which the payments are fixed or variable.
Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain types of qualified plans or IRAs, there may be no investment in the contract resulting in the full amount of the payments being taxable. For annuities issued in connection with qualified employer retirement plans, a simplified method of determining the exclusion ratio applies. This simplified method does not apply to IRAs.
Withholding of federal income taxes on all distributions may be required unless the policyholder properly elects not to have any amounts withheld and notifies our Operations Division of that election on the required forms and under the required certifications. Certain policyholders cannot make this election.
Partial Annuitiziation
If permitted by contract, a policyholder can elect to only designate a portion of the annuity contract as paid as an amount received as an annuity. To qualify, the payments must be paid out over a period of 10 years or more. The portion so designated will be treated as a separate contract for annuity taxation purposes. For purposes of applying the rules for the calculation of the exclusion ratio for annuity distributions, the definitions of “investment in the contract,” “expected return,” and “annuity starting date”, and the provisions for the taxation of distributions from the annuity for amounts received before the contract maturity date, the investment in the contract will be allocated pro rata between each portion of the contract from which amounts are received as an annuity, and the portion of the contract from which amounts are not received as an annuity.
Penalty Tax on Certain Surrenders and Withdrawals—Nonqualified Contracts (Contracts not issued in connection with qualified plans or IRAs)
Amounts surrendered, withdrawn or distributed before the policyholder/taxpayer reaches age 59 ½ are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the policyholder (or where the holder is not an individual, the death of the “primary Annuitant,” defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer’s becoming totally disabled within the meaning of Code section 72(m)(7); (iii) which are part of a Series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans (such distributions may, however, be subject to a similar penalty under Code section 72(t) relating to distributions from qualified retirement plans and to a special penalty of 25% applicable specifically to SIMPLE IRAs or other special penalties applicable to Roth IRAs); (v) allocable to investment in the contract before August 14, 1982; (vi) under a qualified funding asset (as defined in Code section 130(d)); (vii) under an immediate annuity contract (as defined in Code section 72(u)(4)); or (viii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service. Please note that future legislation or regulations may modify the conditions under which distributions may be received without tax penalty.
Separate tax withdrawal penalties apply to qualified plans and IRAs. See “Penalty Tax on Certain Surrenders and Withdrawals from Qualified Plans and IRAs.”
Additional Considerations
Distribution-at-Death Rules
For a contract issued other than in connection with a qualified plan or an IRA, in order to be treated as an annuity contract for federal income tax purposes, a contract must provide the following two distribution rules: (a) if the policyholder dies on or after the contract Maturity Date, and before the entire interest in the contract has been distributed, the remainder of the policyholder’s interest will be distributed at least as rapidly as the method in effect on the policyholder’s death; and (b) if a policyholder dies before the contract Maturity Date, the policyholder’s entire interest generally must be distributed within five (5) years after the date of death, or if payable to a designated beneficiary, may be annuitized over the life or life expectancy of that beneficiary and payments must begin within one (1) year after the policyholder’s date of death. If the beneficiary is the spouse of the holder, the contract may be continued in the name of the spouse as holder. Similar distribution requirements apply to annuity contracts under qualified plans and IRAs.
If the primary Annuitant, which is not the policyholder, dies before the Maturity Date, the owner will become the Annuitant unless the owner appoints another Annuitant. If the policyholder is not an individual, the death of the primary Annuitant is treated as the death of the holder. When the holder is not an individual, a change in the primary Annuitant is treated as the death of the holder.
If the policyholder dies on or after the Maturity Date, the remaining payments, if any, under an Annuity Payment Option must be made at least as rapidly as under the method of distribution in effect at the time of death.
Any death benefits paid under the contract are taxable to the beneficiary at ordinary rates to the extent amounts exceed investment in the contract. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes and state income taxes may also apply.
Each beneficiary will need to select the death benefit option from among those set forth in the contract which are applicable to the named beneficiary. If an option is not selected, the death benefit, if any, will be paid pursuant to the default death benefit payment option set forth in the contract. No beneficiary will be defaulted to any spousal continuance option.
Transfer of Annuity Contracts
Transfers of contracts for less than full and adequate consideration at the time of such transfer will trigger taxable income on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the policyholder’s income. This provision does not apply to transfers between spouses or transfers incident to a divorce.
Contracts Owned by Non-Natural Persons
If a non-natural person (for example, a corporation) holds the contract, the income on that contract (generally the increase in the net surrender value less the premium payments paid) is includable in income each year. The rule does not apply where the non-natural person is an agent for a natural person, such as a trust in which the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under a qualified plan or an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan.
Section 1035 Exchanges
Code section 1035 provides, in general, that gain or loss is deferred upon the exchange of one annuity contract for another or the exchange of one annuity contract for a long-term care contract. Any such gain or loss is later recognized upon a recognition event (including withdrawal, death, surrender or annuitization). For non-qualified contracts, the contract proceeds must be transferred directly from one insurer to another insurer; they cannot be sent to the policyholder by the original insurer and then transmitted from the policyholder to the new insurer.
Exchanges are permitted of the entire contract or a portion of the contract. A partial exchange will qualify for tax deferral under section 1035 if no amount, other than an amount received as an annuity for 10 years or more during one or more lives, is received under either the original contract or new contract during 180 days beginning on date of transfer. Policyholders contemplating exchanges should consult their tax and/or legal advisors.

Multiple Contracts
Code section 72(e)(12)(A)(ii) provides that for purposes of determining the amount of any distribution under Code section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer (or affiliate) to the same policyholder during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract Maturity Date, such as a withdrawal, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.
Additional Tax on Net Investment Income
In addition to income tax and any penalty tax, beginning for tax years after December 31, 2012, income from annuities is included in the definition of “net investment income” for purposes of new section 1411 of the Code and may be subject to an additional tax of 3.8 percent. Section 1411 applies to individual whose modified adjusted gross income exceeds the threshold amount. The threshold amount is $250,000 in the case of a joint return or surviving spouse, $125,000 in the case of a married individual filing a separate return, and $200,000 in any other case. The threshold amount is subject to modification. Further information regarding this additional tax may be forthcoming from the IRS prior to the effective date.
Diversification Standards
Diversification Regulations
Code section 817(h) requires that all contracts be adequately diversified. Treasury regulations define the requirements and generally permit these requirements to be satisfied using separate accounts with separate funds or series of a fund, each of which meets the requirements. The regulations generally require that, on the last day of each calendar quarter the assets of the separate accounts or series be invested in no more than:
	55% in any 1 investment
	70% in any 2 investments
	80% in any 3 investments
	90% in any 4 investments
A “look-through” rule applies to treat a pro rata portion of each asset of a Series as an asset of the Separate Account, and each Series of the funds are tested for compliance with the percentage limitations. For purposes of these diversification rules, all securities of the same issuer are treated as a single investment, but each United States government agency or instrumentality is treated as a separate issuer.
We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.
Owner Control (Investor Control)
The Treasury Department has indicated that the Diversification Regulations do not provide exclusive guidance regarding the circumstances under which policyholder control of the investments of the Separate Account will cause the policyholder to be treated as the owner of the assets of the Separate Account. It is also critical that the insurance company and not the policyholder have control of the assets held in the separate accounts. A policyholder can allocate Account Values from one fund of the separate account to another but cannot direct the investments each fund makes. If a policyholder has too much “investor control” of the assets supporting the separate account funds, then the policyholder may be taxed on the gain in the contract as it is earned.
In 2003, the IRS issued formal guidance that indicated that if the number of underlying mutual funds available in a variable insurance contract does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. This guidance also states that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate any specific number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.
The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the policyholder could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the policyholder to be treated as the owner of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there is no arrangement, plan, contract, or agreement between the policyholder and us regarding the availability of a particular investment option and, other than the policyholder’s right to allocate premium payments and transfer funds among the available investment options, all investment decisions concerning the investment options will be made by us or an advisor in its sole and absolute discretion.
At this time, it cannot be determined whether additional guidance will be provided on this issue and what standards may be contained in such guidance. Should there been additional rules or regulations on this issue, including limitations on the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment, we reserve the right to modify the contract to the extent required to maintain favorable tax treatment. Please note that this contract may offer more than 20 investment options; however, we believe that this fact alone does not indicate that the investor control requirements have been violated.
At this time, it cannot be determined whether additional guidance will be provided on this issue and what standards may be contained in such guidance. Should there been additional rules or regulations on this issue, including limitations on the number of underlying funds, transfers between or among underlying funds, exchanges of underlying funds or changes in investment objectives of underlying funds such that the contract would no longer qualify as an annuity for tax purposes, we reserve the right to modify the contract to the extent required to maintain annuity tax treatment.
Diversification Regulations and IRA/Qualified Plans
Code section 817(h) applies to a variable annuity contract other than a pension plan contract. qualified plans and IRAs, are defined as pension plan contracts for these purposes. Notwithstanding the exception of IRA/qualified plan contracts from application of the diversification rules, all available investments will be structured to comply with the diversification regulations and investor control limitations because the investments serve as the investment vehicle for non-qualified contracts as well as qualified plan and IRA contracts.
Taxation of Annuities in General—Qualified Plans and IRAs
The contracts may be used with several types of IRAs and qualified plans including: Section 403(b) contracts (also referred to as Tax-Sheltered Annuities (TSAs) or Tax-Deferred Annuities (TDAs)), Traditional IRAs, SEP IRAs, SIMPLE IRAs, SARSEP IRAs, Roth IRAs, Corporate Pension and Profit-sharing Plans and State Deferred Compensation Plans. For purposes of this discussion, all will be treated as qualified plans. The specific tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made here to provide more than general information about the use of the contracts with the various types of qualified plans. We reserve the right at any time to discontinue the availability of this contract for use with some of all of these qualified plans. Participants under such qualified plans as well as policyholders, annuitants and beneficiaries, are reminded that the rights of any person to any benefits under such qualified plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the contract issued in connection therewith. Federal or state requirements, including ERISA, may impact the person entitled to death benefits under the contract. Consequently, a policyholder’s named beneficiary designation or elected annuity payment option may not be enforceable.
The owner of the contract may elect one of the available death benefit guarantees under the contract. We are of the opinion that the death benefit guarantees available under the contract are part of the annuity contract. One or more of the death benefit guarantees available may exceed the greater of the sum of premium payments or the Contract Value. The contract and its amendments, benefits or endorsements (together referred to herein as the “contract”) have not been reviewed by the IRS for qualification as an IRA or any other qualified plan. Moreover, the IRS has not issued formal guidance concerning whether any particular death benefit option such as those available under the contract complies with the qualification requirements for an IRA or any other qualified plan.
There is a risk that the IRS would take the position that one or more of the death benefit guarantees are not part of the annuity contract. In such a case, charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes. While we regard the death benefit guarantees available under the contract as a permissible benefit under an IRA, the IRS may take a contrary position regarding tax qualification resulting in deemed distributions. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit option under this contract for an IRA or other qualified plan.
Certain death benefit guarantees may be purchased under the contract. IRAs and other qualified contracts generally may not invest in life insurance contracts. There is a risk that IRS may consider these death benefit guarantees “incidental death benefits.” There is a limit on the amount of the incidental death benefits allowable for qualified contracts. If the death benefit(s) selected are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the IRA or qualified contract. Furthermore, the Code provides that the assets of an IRA may not be invested in life insurance, but may provide, in the case of death during the accumulation phase, for a death benefit payment equal to the greater of sum of premium payments (less withdrawals) or Contract Value. This contract offers death benefits, which may exceed the greater of sum of premium payments (less withdrawals) or Contract Value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA or other qualified contract. That determination could result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.
Distributions from qualified plans eligible to be rolled over to new contracts but which are paid to the policyholder directly generally will be subject to 20 percent income tax withholding. These distributions are “Eligible Rollover Distributions.” Mandatory withholding can be avoided if the policyholder arranges for a direct rollover or trustee-to-trustee transfer to another IRA/qualified plan. These mandatory withholding rules apply to all taxable distributions from qualified plans except (a) distributions required under the Code, such as required minimum distributions, (b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years or more and (c) the portion of distributions not includable in gross income (i.e., return of after-tax contributions). The mandatory withholding rules do not apply to IRAs, however, a distribution from an IRA is taxable unless the IRA funds are reinvested in another IRA within a statutory time of 60 days.
The contracts sold by us in connection with certain qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain non-qualified deferred compensation plans.
There are numerous income tax rules governing qualified plans, including rules with respect to: coverage, participation, maximum contributions, required distributions, penalty taxes on early or insufficient distributions and income tax withholding on distributions. This discussion does not address these plan requirements in detail. The following are general descriptions of the various types of qualified plans and of the use of the contracts in connection therewith. Individuals are urged to consult with their own tax or legal advisors.
Tax Sheltered Annuities (“TSAs”), Tax Deferred Annuities (“TDAs”), Section 403(b)
Code section 403(b) permits public school systems and certain types of charitable, educational and scientific organizations, generally specified in Code section 501(c)(3), to purchase annuity contracts on behalf of their employees and, subject to certain limitations, allows employees of those organizations to exclude the amount of payments from gross income for federal income tax purposes. These annuity contracts are commonly referred to as TSAs, TDAs, or 403(b)s.
Code section 403(b)(11) imposes certain restrictions on a policyholder’s ability to make withdrawals from, or surrenders of, section 403(b) contracts. Specifically, section 403(b)(11) allows a surrender or withdrawal only (a) when the employee attains age 59 ½, separates from service, dies or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, the distribution amount cannot include any income earned under the contract. Section 403(b)(11), applies only with respect to distributions from section 403(b) contracts which are attributable to assets other than assets held as of the close of the last year beginning before January 1, 1989. Thus, the distribution restrictions do not apply to assets held as of December 31, 1988.
In addition, in order for certain types of contributions under a section 403(b) contract to be excluded from taxable income, the employer must comply with certain nondiscrimination requirements. The responsibility for compliance is with the employer and not with the issuer of the underlying annuity contract.
If a policyholder requests a distribution due to attaining age 59 ½, separation from service or becoming disabled, the policyholder must follow specific written documentation requirements, in a form acceptable to us, before we can process the distribution.
If a policyholder requests a distribution as a result of hardship, the employer must specifically authorize the distribution. It is not the responsibility of the contract issuer to monitor compliance with IRS regulations relating to hardship distributions. If a hardship distribution is desired, the policyholder must follow the requirements set forth by the employer and we must receive consent by the employer, in a form acceptable to us, to process the distribution.
If certain contractual requirements are met, loans may be made available under section 403(b) contracts. A loan from a participant’s Contract Value may be requested only if the contract provides for loans and if the employer specifically permits and authorizes each specific loan. There are specific limits in the Code on the amount of the loan and the term of the loan. It is not the responsibility of the contract issuer to monitor compliance with these requirements. If a loan is desired, the policyholder must follow the requirements set forth by the employer and we must receive consent by the employer, in a form acceptable to us, to process the loan.
If we are directed by the participant, the loan may be taken from specific investment options. Otherwise, the loan is taken proportionately from all investment options. The loan must be at least $1,000 and the maximum loan amount is the greater of: (a) 90% of the first $10,000 of Contract Value minus any withdrawal charge; and (b) 50% of the Contract Value minus any withdrawal charge. The maximum loan amount is $50,000. If loans are outstanding from any other tax-qualified plan, then the maximum loan amount of the contract may be reduced from the amount stated above in order to comply with the maximum loan amount requirements under section 72(p) of the Code. Amounts borrowed from a Market Value Adjustment (“MVA”) account are subject to the same market value adjustment as applies to transfers from the MVA.
Interest will be charged on the loan, in the amount set forth in the contract. This interest is payable to us.
Loan repayments will first pay any accrued loan interest. The balance will be applied to reduce the outstanding loan balance and will also reduce the amount of the Loan Security Account by the same amount that the outstanding loan balance is reduced. The Loan Security Account is part of the general account and is the sole security for the loan. It is increased with all loan amounts taken and reduced by all repayments of loan principal. The balance of loan repayments, after payment of accrued loan interest, will be credited to the investment options of the Separate Account or the GIA in accordance with the participant’s most recent premium payments allocation on file with us, except that no amount will be transferred to the MVA.
Under section 72(p), if a loan payment is not paid within 90 days after the payment was due, then the entire loan balance plus accrued interest will be in default. In the case of default, the outstanding loan balance plus accrued interest will be deemed a distribution for income tax purposes, and will be reported as such pursuant to Code requirements. At the time of such deemed distribution, interest will continue to accrue until such time as an actual distribution occurs under the contract.

As of January 1, 2009, there are new Income Tax Regulations impacting section 403(b) plans, including the requirement that the employer have a written Plan and that the Plan indicate the identity of the providers permitted under the Plan. We are not administrators of section 403(b) Plans; we are providers of annuity contracts authorized under specific Plans. We will exchange required information with the employer and/or authorized plan administrator, upon request. As a result of these regulations and requirements set forth by the employer, we may require additional documentation prior to executing transactions involving contracts issued in connection with section 403(b) plans. These documentation requirements may change from time to time.
Keogh Plans
The Self-Employed Individual Tax Retirement Act of 1962, as amended permitted self-employed individuals to establish “Keoghs” or qualified plans for themselves and their employees. The tax consequences to participants under such a plan depend upon the terms of the plan. In addition, such plans are limited by law with respect to the maximum permissible contributions, distribution dates, nonforfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document must be adopted and implemented by the employer, as well as approved by the IRS. Annuity contracts may be funding vehicles under a Keogh plan. We may issue such a contract but specifically are not a plan administrator or plan trustee.
Individual Retirement Annuities
Various sections of the Code permit eligible individuals to contribute to individual retirement programs known as “Traditional IRAs”, “Roth IRAs”, “SEP IRA”, “SARSEP IRA”, “SIMPLE IRA”, and “Deemed IRAs”. Each of these different types of IRAs is subject to limitations on the amount that may be contributed, the timing of contributions, the persons who may be eligible and on the time when distributions shall commence. In addition, distributions from certain other types of qualified plans may be transferred into an IRA. Participant loans are not allowed under IRA contracts. Details about each of these different types of IRAs are included in the respective contract endorsements.
Corporate Pension and Profit-Sharing Plans
Code section 401(a) permits corporate employers to establish various types of retirement plans for employees.
These retirement plans may permit the purchase of the contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Purchasers of contracts for use with Corporate Pension or Profit-sharing Plans should obtain independent tax advice as to the tax treatment and suitability of such an investment. Annuity contracts may be funding vehicles under a plan. We may issue such a contract but specifically are not a plan administrator or plan trustee.
Deferred Compensation Plans With Respect to Service for State and Local Governments and Tax Exempt Organizations
Code section 457 provides for certain deferred compensation plans with respect to service for state and local governments and certain other entities. The contracts may be used in connection with these plans; however, under these plans if issued to tax exempt organizations, the policyholder is the plan sponsor, and the individual participants in the plans are the Annuitants. Under such contracts, the rights of individual plan participants are governed solely by their agreements with the plan sponsor and not by the terms of the contracts. Annuity contracts may be funding vehicles under a plan. We may issue such a contract but specifically are not a plan administrator or plan trustee.
Tax on Surrenders and Withdrawals from Qualified Plans and IRAs
In the case of a withdrawal under a qualified plan or IRA, a ratable portion of the amount received is taxable, generally based on the ratio of the individual’s after-tax cost basis to the individual’s total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified plan. For many qualified plans and IRAs, the individual may have no after-tax contributions and the entire amount received will be taxable. For Roth IRAs, if certain conditions are met regarding holding periods and age of the policyholder, lifetime withdrawals are received without tax.
Code section 72(t) imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans and IRAs other than Roth IRAs. The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the participation in the SIMPLE IRA. These penalty taxes are in addition to any income tax due on the distribution. To the extent amounts distributed are not includable in gross income no tax penalty will be imposed.
The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the policyholder or Annuitant (as applicable) reaches age 59 ½; (b) distributions following the death the policyholder or Annuitant (as applicable); (c) distributions attributable to the policyholder or Annuitant (as applicable) being disabled within the meaning of section 72(m)(7), (d) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the policyholder or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such policyholder or Annuitant (as applicable) and his or her designated beneficiary; (e) distributions to a policyholder or Annuitant (as applicable) who has separated from service after he has attained age 55; (f) distributions made on account of an IRS levy on the IRA or plan, (g) distributions made to the policyholder or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code section 213 to the policyholder or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (h) distributions made to an alternate payee pursuant to a qualified domestic relations order; (i) distributions from an IRA for the purchase of medical insurance (as described in section 213(d)(1)(D) of the Code) for the policyholder and spouse and dependents if the certain conditions are met; (j) distributions from IRAs for certain qualified educational expenses of the policyholder, spouse, children or grandchildren; (k) distributions from IRA for qualified first-time home purchase expenses; (l) distributions from retirement plans to individuals called to active military. The exceptions stated in items (e) and (h) above do not apply in the case of an IRA. The exception stated in item (d) applies to an IRA without the requirement that there be a separation from service. Please note that future legislation or regulations may modify the conditions under which distributions may be received from a qualified plan or IRA without tax penalty.
Generally, distributions from a qualified plan or IRA must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 ½ or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an IRA. The required distribution rules do not apply to Roth IRAs. This commencement date is referred to as the “required beginning date.” Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the required amount not distributed.
The amount that must be distributed is based on Code rules relating to “Required Minimum Distributions.” This RMD takes into consideration the individual’s age, marital status, and account balance, as well as the actuarial value of additional benefits under the contract. The individual will have options regarding computation of the RMD amount; these options are selected at the time that the payments begin.
An individual is required to take distributions from all of his or her retirement accounts; however, if the individual has two or more accounts, the total amount of RMDs can be taken from one of the multiple accounts. For example, if the individual has a traditional IRA and a section 403(b) contract, the individual will have an RMD amount relating to each of these retirement vehicles. The individual can take the total of two RMDs from either or both of the two contracts.
We are required to file an information return with the IRS, with a copy to the participant, of the total account value of each account. This information return will also indicate if RMDs are required to be taken. We will provide information to each policyholder concerning the RMD computations for his or her annuity contract.
In addition to RMDs during the life of the individual, there are also required after-death distributions. These after-death RMDs apply to all qualified plans and IRAs, including Roth IRAs. The beneficiary of the contract may take payments earlier than provided under these after-death RMD rules, such as immediately after death, but cannot delay receipt of payments after the dates specified under these rules.
Under the after-death RMD rules, if the original policyholder died prior to the required beginning date, and designated a contract beneficiary, then the full account value must be distributed either by the end of the fifth calendar year after the year of the owner’s death or over a period of no longer than the life expectancy of the oldest individual beneficiary. If the payments are to be over the life expectancy, the first payment must be received by December 31st of the year following the year of death. If the owner did not name a contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner’s estate), then the life expectancy payouts are not permitted and only the five-year rule is permitted.
If the policyholder died after the required beginning date and designed a contract beneficiary, then the maximum payout period is the longer of the life expectancy of the named beneficiary or the remaining life expectancy of the original policyholder. If there was no named contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner’s estate), then the only payment permitted is based on the remaining life expectancy of the original policyholder.
In all cases, if the beneficiary is the surviving spouse, there are special spousal continuation rules under which the spouse can treat the contract as his or her own and delay receiving payments until the spouse attains his or her own required beginning date. Each beneficiary will need to select the death benefit option from among those set forth in the contract which are applicable to the named beneficiary. If an option is not selected, the death benefit, if any, will be paid pursuant to the default death benefit payment option set forth in the contract. No beneficiary will be defaulted to any spousal continuance option.
Withholding and Information Reporting
We are required to file information returns with the IRS and state taxation authorities in the event that there is a distribution from your contract that may have tax consequences and in certain other circumstances. In order to comply with our requirements, from time to time, we request that the policyholder or beneficiary provide certain information, including social security number or tax identification number and current address.
In addition to information reporting, we are also required to withhold federal income taxes on the taxable portion of any amounts received under the contract unless a valid election is made to not have any withholding or in certain other circumstances. An election of no withholding is not permitted if a correct social security number or other taxpayer identification number is not provided or if the IRS advises that withholding is required. Special withholding rules apply to payments made to nonresident aliens.

You are liable for payment of federal income taxes on the taxable portion of any amounts received under the policy. You may be subject to penalties if your withholding or estimated tax payments are insufficient. Certain states also require withholding of state income taxes on the taxable portion of amounts received. State laws differ regarding the procedure by which these amounts are computed and the extent to which a policyholder can elect out of withholding.
In 2004, the Department of Treasury ruled that income received by residents of Puerto Rico under a life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax. This ruling is also understood to apply to other nonresident alien policyholders. Although the ruling was directed at a life insurance policy, it may also apply to an annuity contract.
Spousal Definition
Federal law requires that under the Code, the special provisions relating to a “spouse” relate only to persons considered as spouses under the Defense of Marriage Act (DOMA), Pub. L. 104-199. Under this Act, same-sex marriages, civil union partners, domestic partners or others in like status currently are not recognized as spouses for purposes of federal law. Therefore, any options afforded by federal tax law to a “spouse “under the Code are currently not available to a same-sex spouse, domestic partner, civil union partner or other in like status. Same-sex spouses, civil union partners, domestic partners and others who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. In the event that federal law is changed concerning treatment of same-sex spouses, civil union partners, domestic partners or other in like status, we will modify our processing accordingly.
Seek Tax Advice
The above description of federal income tax consequences of the different types of qualified plans which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of qualified plans and IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Policyholder considering adoption of a qualified plan and purchase of a contract in connection therewith should first consult a qualified tax advisor, with regard to the suitability of the contract as an investment vehicle for the qualified plan or IRA.
Description of PHL Variable

Overview
Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06102-5056.

PHL Variable is a stock life insurance company which provides life insurance and annuity products through third-party distributors. It was incorporated in Connecticut on July 15, 1981 and is a wholly owned subsidiary of Phoenix Life Insurance Company (“Phoenix”) through its holding company, PM Holdings, Inc. Phoenix is also a life insurance company, which is wholly owned by PNX, which provides life insurance and annuity products through third-party distributors, supported by wholesalers and financial planning specialists it employs. PNX was organized in Connecticut in 1851 and in connection with its merger in 1992 with Home Life Insurance Company, Phoenix redomiciled to New York.

On June 25, 2001, the effective date of its demutualization, Phoenix converted from a mutual life insurance company to a stock life insurance company and became a wholly owned subsidiary of PNX. In addition, on June 25, 2001, PNX completed its initial public offering (IPO).
The following chart illustrates our corporate structure as of March 31, 2012.

The Separate Account
PHL Variable Separate Account MVA1 (“Separate Account”) is a non-unitized separate account established under Connecticut law. Contract values attributable to the premium allocation and terms of the contract do not depend of the performance of the assets in the Separate Account.
Under Connecticut law, all income, gains or losses of the Separate Account, whether realized or not, must be credited to or charged against the amount placed in the Separate Account without regard to our other income, gains and losses. The assets of the Separate Account may not be charged with liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.
There are no discrete units in the Separate Account. No party with rights under any contract participates in the investment gain or loss from assets belonging to the Separate Account. Such gain or loss accrues solely to us. We retain the risk that the value of the assets in the Separate Account may drop below the reserves and other liabilities it must maintain. If the Separate Account asset value drops below the reserve and other liabilities we must maintain in relation to the contracts supported by such assets, we will transfer assets from our General Account to the Separate Account. Conversely, if the amount we maintain is too much, we may transfer the excess to our General Account. The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the Separate Account. Unlike the Separate Account, the General Account is subject to the claims of creditors of the Company and may be charged with liabilities arising out of any other business that we may conduct. Any amounts that we may transfer from our General Account to our Separate account are subject to our long-term ability to fund such transfers. You should look to the financial strength of the Company when considering our ability to cover any shortfall suffered by the Separate Account.
In establishing guaranteed rates for the Fixed Account, we intend to take into account the yields available on the instruments in which we intend to invest the proceeds from the contracts. The company’s investment strategy with respect to the proceeds attributable to the contracts generally will be to invest mostly in investment-grade debt such that the asset portfolio duration closely matches that of the liabilities.
You should know that we may invest in non-investment grade bonds (sometimes referred to as “high yield” or “junk” bonds). Currently, these investments represent the highest quality tier within the below investment grade universe. Investment-grade or other debt instruments in which the company intends to invest the proceeds from the contracts include:
❖	Securities issued by the United States government or its agencies or instrumentalities.
❖	Debt securities which have a rating, at the time of purchase, within the six highest rating grades assigned by Moody’s Investors Services, Inc. (Aaa, Aa, A, Baa, Ba, or B), Standard & Poor’s Corporation (AAA, AA, A, BBB, BB, or B) or any other nationally recognized rating service.
❖	Other debt instruments, although not rated by Moody’s or Standard & Poor’s, are deemed by the company’s management to have an investment quality comparable to securities described above.
While the above generally describes our investment strategy with respect to the proceeds attributable to the contracts, we are not obligated to invest the proceeds according to any particular strategy, except as may be required by Connecticut and other state insurance law.
Distributor

We have entered into a distribution agreement with 1851 Securities, Inc. (“1851 Securities”), an affiliated broker-dealer, for the distribution of the contracts. Prior to September 15, 2010, Phoenix Equity Planning Corporation an unaffiliated broker-dealer, served as distributor of the contracts under the same type of arrangement as is described below for 1851 Securities.
We do not pay cash or any other compensation to 1851 Securities for sales of the contracts. We do cover certain expenses related to its operating and other expenses, including the following sales expenses: compensation and bonuses for 1851 Securities’ associated persons, advertising expenses, and other expenses of distributing the contracts. 1851 Securities’ associated persons also may be eligible for non-cash compensation items that we may provide jointly with 1851 Securities. Non-cash compensation items include conferences, seminars and the cost of attending (including travel, lodging and meals), entertainment, merchandise and other similar items.
1851 Securities’ principal executive offices are located at One American Row, P.O. Box 5056, Hartford, CT 06102-5056. 1851 Securities is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). PHL Variable is an indirect, wholly owned subsidiary of Phoenix.
1851 Securities enters into selling agreements with broker-dealers or entities registered under or exempt under the Securities Act of 1934 (“selling brokers”).

Sales commissions will be paid to registered representatives on purchase payments we receive under these contracts. PHL Variable will pay a maximum total sales commission of 15% of premiums. To the extent that the surrender charge under the contracts is less than the sales commissions paid with respect to the policies, we will pay the shortfall from our General Account assets, which will include any profits we may derive under the contracts.
To the extent permitted by FINRA rules, overrides and promotional incentives or payments also may be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Additional payments may be made for other services not directly related to the sale of the contracts, including the recruitment and training of personnel, production of promotional literature and similar services.
Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Legal Matters

Kathleen A. McGah, Vice President and Counsel, PHL Variable Insurance Company, Hartford, Connecticut has provided opinions upon legal matters relating to the validity of the securities being issued. Laurie D. Lewis, Counsel, Phoenix, has provided advice on certain matters relating to income tax laws about the contracts.
Annual Statements

At least once a year prior to the maturity date, we will send you a statement containing information about your contract value. For more information, please contact your registered representative or call us at 1-800-541-0171.

APPENDIX A – Deductions for Taxes – Qualified and Non-qualified Annuity Contracts

State	Upon Premium Payment	Upon Annuitization	Non-qualified	Qualified
California		X	2.35%	0.50%
Florida[3]		X	1.00	1.00
Maine	X		2.00
Nevada		X	3.50
South Dakota	X		1.25[1]
Texas		X	0.04[2]	0.04
West Virginia		X	1.00	1.00
Wyoming		X	1.00
Commonwealth of Puerto Rico		X	1.00	1.00
NOTE:	The above tax deduction rates are as of January 1, 2012. No tax deductions are made for states not listed above. However, tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above lists of states and the applicable tax rates. Consequently, we reserve the right to deduct tax when necessary to reflect changes in state tax laws or interpretation.
For a more detailed explanation of the assessment of taxes, see “Deductions and Charges—Tax.”

[1]	South Dakota law exempts premiums received on qualified contracts from premium tax. Additionally, South Dakota law provides a lower rate of 0.8% that applies to premium payments received in excess of $500,000 in a single calendar year.
[2]	Texas charges an insurance department “maintenance fee” of .04% on annuity considerations, but the department allows this to be paid upon annuitization.
[3]	Florida, while imposing a tax, grants exemption from the tax if the insurer can show the savings from the exemption is passed on to Florida policy owners.
A-1